

Presentation to HomeStreet Shareholders

May 2018



www.HelpFixHMST.com

Vote The BLUE Proxy Card To Vote "<u>Against</u>" Scott Boggs and Douglas Smith

Two Longstanding and Ineffective Directors



SCOTT M. BOGGS

> Joined HomeStreet's Bank Board of Directors in 2006

> Became a Director of HomeStreet, Inc. in 2012

> Has been Audit Committee Chairman and member of the Enterprise Risk Management Committee (ERM) since 2012

> Has served as Lead Independent Director since 2015

> **Has no banking experience**



DOUGLAS I. SMITH

> Became a director of HomeStreet, Inc. in 2012

> Has been on the Human Resource and Corporate Governance Committee (HRCG) since 2012; Became Chairman of HRCG in 2015

> Member of Audit Committee since 2012

> Father has been a business partner with HomeStreet's CEO for over a decade

> Has no other public company Board experience

> **Has no banking experience**



Who Is Blue Lion Capital?

Founded in 2005 by Chuck Griege, Blue Lion Capital ("BLC") focuses on value investing principally through long / short equity

BLC has never been an "activist" investor

We have offered HomeStreet strategic advice for many years – it has been ignored

We simply can't accept the underperformance any longer

Blue Lion History

- Founded in 2005 with a value investment philosophy
- Launched dedicated Bank Fund in April 2011 to take advantage of anticipated resumption in bank consolidation
- Members of Blue Lion have met with / interviewed hundreds of bank management teams located throughout the U.S.
- We have never been an activist before HMST
- We have never even filed a 13D before HMST

Our History Of Engagement With HomeStreet

- Blue Lion has been a shareholder of HomeStreet since the 2012 IPO
- We have had an ongoing dialogue with management for 6+ years
- We have offered advice for years that has been consistently ignored
- The mismanaged secondary offering in December 2016 was the tipping point
- We offered our expertise by joining the Board – that was denied
- We offered two excellent independent candidates for the HMST Board that were totally unrelated to Blue Lion – that were denied



Executive Summary

> HomeStreet is a community bank based in Seattle with **great opportunities**
  - Terrific geographies and growth opportunities

> **Shareholders have suffered** as the Company has underperformed on operating metrics and TSR
  - HomeStreet is one of the worst performing banks in the country on operational metrics
  - HomeStreet has underperformed all of its peers in the Pacific Northwest and California, as well as the bank indexes and the broad market on TSR

> HomeStreet has re-nominated **two long-serving directors**, despite serious issues that have occurred on their watch
  - **Scott Boggs:** Lead Independent Director and Chair of Audit Committee; member of Board since 2012
  - **Doug Smith:** Chairman of the Human Resources and Corp Governance Committee (compensation and nominating) and on Audit Committee; member of Board since 2012

> There are **many independent reasons to vote AGAINST** Mr. Boggs and Mr. Smith
  - Years of business and stock underperformance, with no accountability
  - SEC found serious accounting and securities law violations, while they were on Audit Committee
  - Web of undisclosed* dealings and loans, including with Mr. Smith's father
  - Excessive compensation, structured poorly and paid in cash
  - Secondary offering near all-time high; significant earnings guide-down 30-days later
  - Manipulation of the corporate machinery to avoid accountability and gain advantage at meeting



* Item 407(a)(3) of Regulation S-K calls for a description of the specific categories or types of transactions, relationships or arrangements that were considered for each independent director in assessing their independence, even if not disclosable under Item 404(a) of Regulation S-K. See "Important Information" page for more detail.

HomeStreet Profile
Overview Of Operations



- **Began as a private bank founded in 1921 in Seattle, WA**
- Chartered in Washington State
- Currently trades on the Nasdaq under the symbol HMST
- Market Capitalization of approximately $700 million
- Total assets of approximately $6.7 billion

- **110 primary offices in Western U.S. and Hawaii**
- **Primary markets include:**
  - Seattle, Tacoma and Bellevue WA
  - Portland, OR
  - Los Angeles, Long Beach CA

- **2 Primary Operating Segments:**
  - Mortgage Banking
  - Commercial & Consumer Banking
- **Principally engaged in commercial real estate lending and mortgage banking**
- **Leading West Coast mortgage lender**

KEY STATISTICS

	2017
Assets ($Ms)	$6,742
Total Gross Loans	$4,544
Deposits	$4,761
ROA	0.73%
ROE	7.17%
NIM	3.31%
Efficiency Ratio	85.90%

SEGMENT BREAKDOWN





Why Is HomeStreet Attractive to Blue Lion Capital?

HomeStreet Has The Opportunity To Be Great

Some of the Best Markets in the United States	• Growth oriented MSAs • Favorable demographic trends • High median household income
Valuable Deposit Franchise	• 23% non-interest bearing deposits (includes mortgage segment) • Limited reliance on non-core funding
Healthy Loan Portfolio	• Clean balance sheet with minimal exposure to NPAs • Enough diversity in lending expertise to generate adequate returns
Very Cheap Valuation	• HMST is valued at 1.01x TBV • Valuation limits downside while providing substantial opportunity for upside • De minimis core deposit premium
Scalable Assets	• With $6.7 billion in assets, HMST is large enough to be competitive and generate strong returns
Numerous Opportunities To Improve Returns and Cut Costs	• Monetize the Mortgage Servicing Rights • Reduce costs in both business segments • Re-align management incentives



However, HMST Has Failed To Take Advantage Of Its Opportunities

The Company Has Underperformed Virtually Every Bank in the U.S. Over the Past 5+ Years

Over-reliance on Single Family Mortgage	• Despite committing to reduce HMST's reliance on Mortgage Banking, Management invested heavily in this cyclical and volatile segment
High Complexity	• The complexity of its mortgage operations and its hedging activities makes HMST difficult to understand, follow and predict
Low Margins and Returns on Capital	• Stubbornly high Efficiency Ratios in both segments due to poorly conceived geographic expansion, headcount growth and executive incentives
Low Creditability With Investors	• Significant management turnover • 6 consecutive earnings misses, including 30 days after secondary offering in December 2016
No Accountability	• Entrenched Board • Longstanding yet underperforming CEO • Misaligned incentives



HomeStreet's Underperformance



HomeStreet Has Significantly Underperformed Its Peers

HomeStreet inappropriately chooses favorable dates in the company's 2018 investor presentation.

The 3-year TSR benefits from the 35% price decline during 2013 – 2014.

Its 5-year TSR is only 31% vs. its peers of 168% and the KBW Regional Banking Index's 102%.

In fact, all but 1 of the 113 banks having total assets of $2 -$50 billion have outperformed HMST over the past five years.

TSR THROUGH 13D FILING NOVEMBER 20, 2017

— HMST   — Peer Median   — KBW Nasdaq Regional Banking Index

1-year

- +16%
- +4%
- -4%

3-year

- +80%
- +65%
- +38%

5-year

- +168%
- +102%
- +31%

Source: FactSet. Data as of market close on 11/20/2017. BLC's 13D filed after market close on 11/20/2017.
Pacific NW Peers: BANR, GBCI, COLB, HFWA; CA Peers: PPBI, WABC, CVBF and TCBK.



HomeStreet's TSR Chart is Extremely Misleading



Chart:

Legend: HMST — KBW Regional Bank Index (KRX) — SNL U.S. Thrift Index

Y-axis: 250%, 200%, 150%, 100%, 50%, 0%, (50%)

X-axis: Feb 9, 2012 | Jan 1, 2013 | Jan 1, 2014 | Jan 1, 2015 | Jan 1, 2016 | Jan 1, 2017 | Jan 1, 2018

Chart annotation: **35% Decline**

Extracted From HMST's Investor Presentation

To complete its IPO, HMST priced the offering at 63% of tangible book value

HMST wants to take credit for the stock appreciating to tangible book value

Since its IPO, **88% of HMST's TSR occurred in 2012**

TSR since 2013 is 16%, a fraction of the return generated by peers or the indices

3-Year TSR also benefits from 35% stock price decline during 2013-2014

Total Returns

	IPO – YE2012	2013 - 2017
HMST	112.9%	15.8%
Pac NW Peers	8.5%	165.3%
CA Peers	2.3%	153.2%
KRX	2.9%	101.4%

HomeStreet – The Valuation Multiple Tells The Story

Consistently Below Peer Group Valuation

With a Tangible Book Value multiple of 1.01x, the market clearly lacks confidence in the company and its strategy.

So do analysts, all of whom have a "HOLD" recommendation on the stock.

Out of 201 publicly traded banks in the U.S. with total assets of $2 - $50 billion, HMST is The cheapest based on Price / TBV.

Over time, despite the execution of their strategy the valuation gap has increased dramatically.

HISTORICAL PRICE / TANGIBLE BOOK VALUE

— HMST — Peer Median

3.00x
2.50x
2.00x
1.50x
1.00x
0.50x

2.60x
1.01x

2/10/2012, 5/10/2012, 8/10/2012, 11/10/2012, 2/10/2013, 5/10/2013, 8/10/2013, 11/10/2013, 2/10/2014, 5/10/2014, 8/10/2014, 11/10/2014, 2/10/2015, 5/10/2015, 8/10/2015, 11/10/2015, 2/10/2016, 5/10/2016, 8/10/2016, 11/10/2016, 2/10/2017, 5/10/2017, 8/10/2017, 11/10/2017, 2/10/2018

Source: Bloomberg. Data as of 5/1/2018.
Peers include BANR, GBCI, COLB, HFWA, PPBI, WABC, CVBF and TCBK.



HomeStreet Has Zero Visibility Into Its Business

Consistently Misses Its Quarterly and Annual EPS Guidance

HMST has missed consensus EPS estimates SIX quarters in a row.

This is an unprecedented performance in what has been a bull market for bank stocks.

Unfortunately, HMST's performance with annual EPS estimates is just as poor.

As the charts depict, analyst estimates always decline over time.



QUARTERLY EPS ESTIMATE HISTORY



ANNUAL EPS ESTIMATE HISTORY

Source: Company reports and press releases. %s represent decline from their highest value



HomeStreet's Commercial Bank vs. Peers
Commercial Bank Segment Significantly Underperforms Its Peers On Every Metric

Asset yields are meaningfully lower than peers.

While deposit costs are structurally higher and rising.

Resulting in a NIM that significantly lags its peers.

The Efficiency Ratio has consistently been at least 1200 – 2000 bps higher than peers.

HMST's disparate footprint, bloated cost structure, and misaligned incentives are three of the causes.



ASSET YIELDS (%)

Source: FactSet



COST OF DEPOSITS (%)

Source: FactSet



NET INTEREST MARGIN (NIM %)

Source: FactSet, Company Reports, Blue Lion Capital



EFFICIENCY RATIO (%)

Source: FactSet, Company Reports, Blue Lion Capital



HomeStreet's Mortgage Banking Segment Is Outsized and Underperforming

Despite claims of wanting to reduce its reliance on mortgage banking, HomeStreet has the HIGHEST exposure of any bank in the U.S.

Although management claims it sought to de-emphasize the mortgage business, headcount grew by 127% since 1/1/2013.

All the problems in this segment are self-inflicted and the result of poor decision-making.

Mark Mason, 9/29/2014: Justification for the Simplicity acquisition... "For HomeStreet, it substantially accelerates our strategic goal of reducing our recent reliance on mortgage banking earnings."



Extracted From HMST's Investor Presentation

- HMST's mortgage bank has **lost money in 4 of the last 5 quarters**

- HMST management **grew the headcount in the mortgage bank 127% after the "peak in the cycle"** in 2012

".....Well, I think it's well accepted and well reflected in earnings multiple differentials that traditional bank earnings that are derived from net interest income are more predictable, more durable, and, accordingly garner a higher multiple, roughly twice the long-term multiple of mortgage banking businesses."



Reasons To Vote "AGAINST" Boggs and Smith



Several Strong Reasons to Vote "AGAINST" Boggs and Smith

> **TSR and operational underperformance** during their tenure as directors
  - CEO retains his position
  - No change to strategy

> SEC found **securities law violations**, including that HomeStreet attempted to impede a federal investigation
  - Boggs was Chairman of the Audit Committee and Smith was on the Audit Committee, for the entire time
  - No accountability: CEO, General Counsel & Treasurer all remain in their positions

> The Board and management team have a **web of interconnected and undisclosed* dealings** and relationships
  - Mr. Smith's father is a longstanding business partner of the CEO, even while Mr. Smith chairs the compensation committee
  - According to banking records there are large, undisclosed* loans to insiders at one point totaling up to $13 million

> **Compensation has been excessive and is structured poorly**: key officers are paid more than 90% in cash and for generating volume, irrespective of profitability, while Mr. Smith chairs the compensation committee

> Company engaged in a **secondary offering in late December 2016** when investors had earnings expectations for Q4 2016 that far exceeded the Company's results; the stock has never recovered

> The Board, with Mr. Boggs as Lead Independent Director and Audit Committee Chairman, has **manipulated the corporate machinery** to avoid accountability and gain advantage at the Annual Meeting



* Item 407(a)(3) of Regulation S-K calls for a description of the specific categories or types of transactions, relationships or arrangements that were considered for each independent director in assessing their independence, even if not disclosable under Item 404(a) of Regulation S-K. See "Important Information" page for more detail.

16

HomeStreet – Timeline Of Corporate Governance Failures

Boggs and Smith have overseen multiple performance, accounting and corporate governance failures

Scott Boggs
[Associated with HomeStreet since 2006]

Board Member

Lead Independent Director

Chairman, Audit Committee

Enterprise Risk Management Committee

Executive

Douglas Smith
[Director since 2012 IPO]

Board Member

Chairman, Human Resources & Corporate Governance Committee

Audit Committee

2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018

Aggressive Loan Growth

Bank Almost Fails

FDIC/OTS Cease & Desist

Tax Gross Ups

Undisclosed* Related Party Transactions

Corporate Governance Failures

Material Accounting Weaknesses

SEC Investigation & Fine

IMPORTANT TAKEAWAYS

In 2006, Boggs was on the bank's board while it pursued high-risk commercial real estate and land development loans
HomeStreet almost failed from this aggressive lending strategy and the FDIC issued a cease and desist order.

Smith & Boggs have failed to properly oversee HomeStreet's audit, compliance, ethics and compensation matters

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* Item 407(a)(3) of Regulation S-K calls for a description of the specific categories or types of transactions, relationships or arrangements that were considered for each independent director in assessing their independence, even if not disclosable under Item 404(a) of Regulation S-K. See "Important Information" page for more detail.

Securities Law Violations At HomeStreet

"HomeStreet disregarded its internal accounting policies and procedures to come up with different testing results to enable its use of hedge accounting," said Erin Schneider, Associate Director of the SEC's San Francisco Regional Office. ***"Companies must follow the rules rather than create their own."***



Financial Company Charged With Improper Accounting and Impeding Whistleblowers

FOR IMMEDIATE RELEASE
2017-24

Washington D.C., Jan. 19, 2017 — The Securities and Exchange Commission today announced that Seattle-based financial services company HomeStreet Inc. has agreed to pay a $500,000 penalty to settle charges that it conducted improper hedge accounting and later took steps to impede potential whistleblowers.

HomeStreet's treasurer Darrell van Amen agreed to pay a $20,000 penalty to settle charges that he caused the accounting violations.

SEC Press Release
https://www.helpfixhmst.com/sec-violations



Securities Law Violations At HomeStreet

SEC ORDER CHARGING HOMESTREET WITH IMPROPER ACCOUNTING AND IMPEDING WHISTLEBLOWER

"HomeStreet violated Rule 21F-17(a) of the Exchange Act, which prohibits any person from taking an action to impede an individual from communicating directly with the Commission staff about a possible securities law violation."



SEC Inquiry Findings

- HomeStreet used improper Hedge Accounting practices
- Treasurer Darrell van Amen made unsupported adjustments to Hedge Effectiveness Testing
- HomeStreet disregarded internal accounting policies & procedures to enable use of hedge accounting
- HomeStreet's legal counsel attempted to discourage employee participation with the SEC Inquiry
- HomeStreet impeded an SEC investigation
- HomeStreet fined $500,000 and Darell van Amen fined $20,000

Yet, Despite Admitting its Audit Committee Doesn't Understand Hedge Accounting, HomeStreet:

- Claimed the $500,000 fine was "immaterial"
- Did not hold <u>ANY</u> employee or executive accountable
- Did not replace the sanctioned Treasurer
- Did not claw back pay of CEO, CFO or General Counsel
- Did not change the Company's auditor
- Did not replace the company's Chief Ethics Officer
- Did not add a new accounting or hedging expert to the Board
- Did not admit they made any mistakes

Even Now HomeStreet Mis-Characterizes The Facts

Another Example Of HomeStreet Skirting Accountability

HomeStreet mis-characterizes ISS' explanation and recommendation in its 2018 proxy statement

ISS' explanation is quite clear as to why they recommended AGAINST on King

HomeStreet's Classified Board prevents shareholders from holding all directors accountable annually

EXTRACTED FROM HOMESTREET'S 2018 PROXY

"Institutional Shareholder Services recommended that shareholders vote against Mr. King for reelection based on the fact that he served on the Audit Committee at the time of the settlement."

EXTRACTED FROM 2017 ISS REPORT

- "King joined the board in 2012, so he was present at the time the internal controls were improperly changed.

- Further, van Amen, the executive responsible for improper changes, remains with the company thereby calling into question the company's commitment to remediation and accountability.

- Finally, the SEC's allegations that the company took steps to determine the identity of the whistleblower, and the language in the severance agreements ....., calls into question whether the board has set the appropriate tone at the top. Therefore, votes against Thomas King are warranted as the only member of the Audit Committee standing for election at this annual meeting."



HomeStreet's Interconnected Directors

This interconnected web is a handpicked Board by Mark Mason.

It lacks accountability as evidenced by the SEC investigation, HMST's compensation practices, undisclosed* insider loans and undisclosed* related party dealings.

Further, several members of management and the Board were associated with institutions that had regulatory and/or financial issues.

Under Mark Mason, Bank Plus / Fidelity Federal Bank failed compliance exams and the Department of Justice filed multiple lawsuits alleging subprime credit card and consumer protection issues.

Source: For more information please see Appendix B

San Diego Community Bank

William D. Endresen — SVP Managing Director

Bank Plus Corp./Fidelity Federal Bank — **DoJ Lawsuit**

Thomas E. King — Director / Director

Mark K. Mason — Chairman, CEO / Director

Victor H. Indiek — EVP, CRE & Commercial Capital / Director

NOMINEE Scott M. Boggs

Director

SEC Investigation & Fine

Chairman, CEO / CEO

General Counsel

Godfrey B. Evans

Lead Independent Director, Audit Committee Chairman, Member ERM

[HomeStreet] Bank — General Counsel

CASCADE NATURAL GAS

Director

Director / SLOANS

HRCG Chairman, Audit Committee Member / SLOANS

General Counsel

TEFCO LLC
Chapeau, Inc.
BluePoint Energy, LLC
Elite Energy

Major Shareholder, Director

Director

EDERER INVESTMENT COMPANY

David A. Ederer — Chairman

Daniel D. Ederer — Father / Son

NOMINEE Douglas I. Smith — Son / Father — Gordon V. Smith

Miller & Smith.

* Item 407(a)(3) of Regulation S-K calls for a description of the specific categories or types of transactions, relationships or arrangements that were considered for each independent director in assessing their independence, even if not disclosable under Item 404(a) of Regulation S-K. See "Important Information" page for more detail.



TEFCO – Undisclosed* Related Party Transactions

The Board Has Failed To Properly Monitor And Disclose Several Relationships to Shareholders

UNDISCLOSED* RELATED PARTY DEALS BETWEEN MARK MASON, GODFREY EVANS, DOUGLAS & GORDON SMITH

Director Douglas Smith, the Chairman of the HRCG Committee who overseas executive compensation, works with his father, Gordon Smith.



> Gordon Smith and Mark Mason **have business ties that go back at least to 2008** when they were in business together at **TEFCO, LLC**.

> **Gordon Smith was the largest owner of TEFCO and Mr. Mason served as the company's President**.

> HMST's **General Counsel, Godfrey Evans, had a similar role at TEFCO's** predecessor, Chapeau Inc.

> **HomeStreet has never disclosed* the longstanding relationships** between its CEO, General Counsel and the chair of the HRCG Committee.

> Public records show that **HomeStreet is now a creditor of TEFCO**.

> HomeStreet has also not disclosed* whether any of the parties continue to have an equity interest in the borrower.

   Source: For more information please see Appendix B



* Item 407(a)(3) of Regulation S-K calls for a description of the specific categories or types of transactions, relationships or arrangements that were considered for each independent director in assessing their independence, even if not disclosable under Item 404(a) of Regulation S-K. See "Important Information" page for more detail.

HomeStreet – Undisclosed* Loans To Insiders

The Board Should Disclose To Shareholders Important Details Regarding Several Insider Relationships

Since Q1 2012, quarterly FDIC call reports indicate that there were **two loans outstanding to insiders of the Company for as much as $13.3 million** that have not been disclosed* to shareholders.



WHY HASN'T HOMESTREET DISCLOSED THESE INSIDER TRANSACTIONS?

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* Item 407(a)(3) of Regulation S-K calls for a description of the specific categories or types of transactions, relationships or arrangements that were considered for each independent director in assessing their independence, even if not disclosable under Item 404(a) of Regulation S-K. See "Important Information" page for more detail.

Doug Smith Oversees HomeStreet's Misaligned Compensation Structure

Doug Smith's Has **Failed** To Align Compensation With Performance

---

🚩 **PAYS FOR UNDERPERFORMANCE**

> Increased CEO's 2017 total compensation 14% despite 27% decline in pre-tax earnings vs 2016
> Increased CEO minimum salary 40% in 2018 despite 27% decline in pre-tax earnings in 2017
> Paid CEO $350,000 bonus for merely closing the Simplicity Bancorp acquisition
> Stock and options are only 12% of NEO comp in 2017 vs. peers at 28%
> Average employee paid 19-41% more than peers

🚩 **SELECTIVELY CHOOSES PEERS FOR BENCHMARKING**

> The company has used 7 different peer groups in 5 years to compare its performance
> Stopped disclosing peer groups in investor presentations after Q3 2015 until Blue Lion requested a peer group in 1Q 2018
> Consistently changes performance metrics

🚩 **USES ALTRUISTIC PERFORMANCE METRICS**

> Does NOT incentivize Total Shareholder Return, profitability, earnings growth, or outperformance relative to peers
> Fails to adjust loan origination thresholds despite significant investments made in business lines
> Incentivizes loan growth rather than profits
> Proxy information touts ROE and ROATE inflated by one-time items to justify executive compensation



Compensation of Named Executive Officers Is Misaligned

Summary of Doug Smith's Compensation System

Mark Mason, Chairman, President, CEO*

> Paid more than $7 million in last five years while stock has underperformed

> In January 2018, received new 3-year contract with a 40% increase in his salary



■ Cash ■ Stock

Rose Marie David, Mortgage Lending Director*

> Paid more than $6.8 million in last five years despite poor performance in her division

> Compensation tied to outdated loan origination volume thresholds



■ Cash ■ Stock

William Endresen, CRE & Commercial President*

> Majority of compensation tied to outdated loan origination volume thresholds



■ Cash ■ Stock

Richard Bennion, Residential Lending Director*

> Over 90% of his total compensation is in cash tied to origination volumes.



■ Cash ■ Stock



*All available aggregate data from proxy statements. Mason and David are 2013 to 2017; Endresen is 2016-2017; and Bennion is 2012-2013
Source: KBW, Proxy Filings

Segment Head's Compensation Tied To Volume, Not Profitability

Rose Marie David – SVP, Mortgage Lending Director

Ms. David's origination targets have not changed since being introduced in 2013, despite the company's growth in lending centers and origination headcount. Thus, each year, the tiers constitute a lower bar.

(000s) Year	Actual Loans Originated	Lowest Target Tier Annualized	% of Closed	Highest Target Tier Annualized	% of Closed
2017	$7,554,185	$1,200,000	16%	$3,900,000	52%
2016	$8,997,347	$1,200,000	13%	$3,900,000	43%
2015	$7,212,435	$1,200,000	17%	$3,900,000	54%
2014	$4,400,617	$1,200,000	27%	$3,900,000	89%
2013	$4,459,649	$1,200,000	27%	$3,900,000	87%

William Endresen – EVP, CRE & Commercial Capital President

Mr. Endresen's origination targets have not changed since 2015, despite the company's growth in loan officers, lending centers, branches and M&A.

(000s) Year	Actual Loans Originated	Lowest Target Tier Annualized	% of Closed	Highest Target Tier Annualized	% of Closed
2017	$1,857,833	$960,000	52%	$1,200,000	65%
2016	$1,533,251	$960,000	63%	$1,200,000	78%
2015	n/a	$960,000	n/a	$1,200,000	n/a



HomeStreet Changes Peer Groups On A Whim

HomeStreet's HRCG Committee conveniently changes the peer group used to benchmark financial performance and compensation

HomeStreet has used at least 7 different peer groups in the past 5 years, including banks throughout 14 states with total assets from $1 billion - $30 billion

The Company even added a new peer group in its presentation on 5/1/18!

We chose peers that HMST has geographic and market overlap with and those that it competes with for loans (marked in red)

Constituents Of HMST's Different Peer Groups 2009 - 2017

	Total Assets (Ms)	State	2012	2013	2014	2015	2016	2017	2018
ABCB	$7,856	GA					X	X	X
BANC	$10,328	CA			X		X	X	X
BANR	$9,763	WA	X	X	X	X	X	X	X
BKU	$30,347	FL			X				
BOFI	$8,502	CA	X	X	X	X	X	X	X
COBZ	$3,846	CO	X	X	X	X	X	X	X
COLB	$12,717	WA	X	X	X	X	X	X	X
CPF	$5,624	HI	X	X	X	X	X	X	X
CVBF	$8,271	CA	X	X	X	X	X	X	X
CZNC	$1,277	PA			X				
FFNW	$1,210	WA			X				
FIBK	$12,213	MT	X	X	X	X	X	X	X
FMBL	$6,992	CA	X	X	X	X			
GBCI	$9,706	MT	X	X	X	X	X	X	X
HAFC	$5,210	CA	X						
HFWA	$4,113	WA	X	X	X	X	X	X	X
ISBC	$25,129	NJ			X				
MCHB	$5,594	CA	X						
NBHC	$4,843	CO	X	X	X	X	X	X	X
PACW	$24,995	CA	X	X	X	X			
PGC	$4,261	NJ			X				
PPBI	$8,025	CA					X	X	X
PROV	$1,201	CA	X	X	X	X			
RNST	$9,830	MS					X	X	X
SBCF	$5,810	FL			X				
TCBK	$4,761	CA	X	X	X	X	X	X	X
TMP	$6,648	NY					X	X	X
UCFC	$2,650	OH			X				
WABC	$5,513	CA	X	X	X	X	X	X	X
WAFD	$15,254	WA	X		X				
WAL	$20,329	AZ	X	X	X	X			
WASH	$4,530	RI	X						
WTBFB	$6,281	WA	X						



HomeStreet Priced Secondary Offering Prior to Lowering Guidance

Thirty Days After Offering Company Guided Down 84%

HMST reaffirmed its guidance during the marketing of its secondary offering as evidenced by red line in chart.

The offering closed on December 13, 2016 when stock was near an all-time high.

Just thirty days later on January 12, 2017, HMST lowered its guidance 84%!

The stock has never recovered, it is down 23% since pricing.



HOMESTREET'S Q4 2016 ESTIMATED EPS AND STOCK PRICE

Source: Bloomberg.



HomeStreet's Record On Shareholder's Rights

HomeStreet Should Act To Provide Voting Standards More Favorable To Shareholders

BOARD ENTRENCHMENT
> Classified Board
> Combined Chairman & CEO role
> Lack of Proxy Access by shareholders - HomeStreet has not given shareholders the ability to nominate their candidates on HomeStreet's proxy card

OBSTRUCTIVE VOTING STANDARDS
> Supermajority required for M&A and Charter Amendments
> WA state statute disallows for written consent
> While such standards are not uncommon, our expectation is that HomeStreet should act to provide voting standards more favorable to shareholders

AUDIT CONTROVERSIES
> Material weakness regarding internal control deficiency for fair value accounting of CRE loans and Swaps
> Material weakness regarding back office systems relating to accounts payable and payroll
> Significant deficiencies regarding reliably reporting financials according to GAAP (source 424B3 8/16)
> Delayed filing Q3 2014 10Q and 2014 10K

POOR SHAREHOLDER ENGAGEMENT
> Wasted shareholder assets by rejecting our notice of intent to nominate while inviting us to pursue the same outcome through a special meeting
> Denial of our books and records request

LACK OF DISCLOSURE*
> None on Gender Pay
> Limited on CEO Succession Plans
> Gender pay and CEO succession are important to us as shareholders, and are topics often addressed in proxies of other issuers. We believe such matters should be addressed to provide shareholders with full disclosure of all information for the exercise of their voting rights

BOARD AGE & LACK OF DIVERSITY
> Corporate Governance documents restricts directors serving until the calendar year following their 74th birthday
> Yet, 1/3 of the board is 74 and over: Indiek (80), Ederer (75), King (74)
> 4 out of 9 directors are in their 70s
> Claims to be interested in adding a woman to the board, yet nominated 3 male directors in 2018
> Decided to decline our diverse candidate's (Ronald Tanemura) intention to run as a director based on paperwork
> Declined to meet with a group regarding board diversity

POOR BOARD ENGAGEMENT
> Audit Committee has met fewer times each year since IPO in '12, despite having an SEC inquiry '15-'17



* Item 407(a)(3) of Regulation S-K calls for a description of the specific categories or types of transactions, relationships or arrangements that were considered for each independent director in assessing their independence, even if not disclosable under Item 404(a) of Regulation S-K. See "Important Information" page for more detail.

HomeStreet Has Manipulated The Corporate Machinery

- HomeStreet rejected Blue Lion's 133-page nomination notice as deficient when the so-called deficiencies could have been resolved in a five-minute call

- HomeStreet initially refused to provide Blue Lion with a list of shareholders

- **NOW, HomeStreet is attempting to confuse shareholders** by modifying the choices on its proxy card:
  - Every year prior to 2018, HomeStreet had three choices for Director votes: "**For**", "**Against**" and "**Abstain**"
  - With majority voting a director needs more "For" than "Against" votes; "Abstain" is irrelevant
  - HomeStreet's addition of "Withhold" to its card may confuse shareholders about how to vote "Against" directors
  - "Withhold" and "Abstain" are the same; <u>there is no legitimate reason to add "Withhold" to the proxy card</u>

HomeStreet's <u>2017</u> Proxy Card

HomeStreet's <u>2018</u> Proxy Card



Blue Lion Capital's Recommendations to Fix HomeStreet



Blue Lion Capital's Recommendations To Fix HomeStreet

Straightforward Approach to Adding Value Near-Term and Long-Term

Sell the SF MSR

Return capital to shareholders

Restructure Mortgage Origination business

Restructure the Commercial Bank

Realign incentive systems

Make Board of Directors and management accountable

MONETIZE THE SINGLE FAMILY MORTGAGE SERVICING RIGHTS (MSR)
- At stated fair market value, a sale would generate $294mm
- Use $160mm to buy back 20%+ of the outstanding shares via a Dutch Auction Tender

RESTRUCTURE MORTGAGE ORIGINATION BUSINESS
- Sell / Close all lending centers that fail to earn cost of capital assuming fully allocated corporate costs
- Reduce lending center footprint to legacy Pacific Northwest Region
- Target Efficiency Ratio of 87% in 2019 versus 99.1% reported in 2017

RESTRUCTURE COMMERICAL BANK
- Implement $25mm cost cutting plan – target 55% Efficiency Ratio in 2019
- Close all unprofitable branches. Implement branch productivity program to ensure remaining branches earn cost of capital assuming fully allocated corporate costs.
- Eliminate wasteful spending – Hydroplane, Seahawks box, golf tournaments, etc.
- Expand into C&I and fee income business lines

REALIGN INCENTIVE SYSTEMS TO ENSURE ACCOUNTABILITY
- Executive Management: remove all compensation tied to origination volumes; institute a compensation plan tied to TSR, Efficiency Ratio, ROA and ROE
- Use relevant peer group benchmarking

INSTITUTE BOARD OF DIRECTOR and MANAGEMENT ACCOUNTABILITY
- De-classify Board (annual elections); Separate Chairman and CEO roles



Monetize The Mortgage Servicing Rights
Frees Up Capital To Be Returned To Shareholders And Simplifies The Business



MSR/RISK-BASED CAPITAL

- HMST has the highest concentration of MSRs / Risk-based Capital of any bank in the U.S.[*]
- Six banks in the peer group don't retain mortgage servicing rights when they sell their mortgage loans
- Mortgage servicing is a capital intensive, low return business that requires scale and low-cost operations
- HMST lacks sufficient scale
- HMST's SF loans are serviced in Seattle, WA – a very high cost locale
- A sale at stated fair market value would generate $294mm
- Frees up capital and allows for a $160mm buyback
- Reduces the complexity imbedded in HMST's financials (FMV accounting and Hedging activities)
- Allows for a clear-view analysis of HMST's Mortgage Origination Business and the losses it generates



*Source: SNL &Piper Jaffray. As of Q4'17. Banks with >$1B in assets and MSR >$1

Summary

HomeStreet Needs to Be Held Accountable

Vote The BLUE Proxy Card To Vote "Against" Scott Boggs and Douglas Smith

> HomeStreet is a community bank based in Seattle with **great opportunities**

  – Terrific geographies and growth opportunities

> **Shareholders have suffered** as the Company has underperformed on operating metrics and TSR

  – HomeStreet is one of the worst performing banks in the country on operational metrics
  – HomeStreet has underperformed all of its peers in the Pacific Northwest and California, as well as the bank indexes and the broad market on TSR

> HomeStreet has re-nominated **two long-serving directors**, despite serious issues that have occurred on their watch

  – **Scott Boggs:** Lead Independent Director and Chair of Audit Committee; member of Board since 2012
  – **Doug Smith:** Chairman of the Human Resources and Corp Governance Committee (compensation and nominating) and on Audit Committee; member of Board since 2012

> There are **many independent reasons to vote AGAINST** Mr. Boggs and Mr. Smith

  – Years of business and stock underperformance, with no accountability
  – SEC found serious accounting and securities law violations, while they were on Audit Committee
  – Web of undisclosed* dealings and loans, including with Mr. Smith's father
  – Excessive compensation, structured poorly and paid in cash
  – Secondary offering near all-time high; significant earnings guide-down 30-days later
  – Manipulation of the corporate machinery to avoid accountability and gain advantage at meeting



* Item 407(a)(3) of Regulation S-K calls for a description of the specific categories or types of transactions, relationships or arrangements that were considered for each independent director in assessing their independence, even if not disclosable under Item 404(a) of Regulation S-K. See "Important Information" page for more detail.

34

Contact Information

Blue Lion Capital
8115 Preston Road
Suite 550
Dallas, TX 75225

Chuck Griege
chuck@bluelioncap.com
214-855-2430

Brad Berry
brad@bluelioncap.com
214-855-2430

Justin Hughes
Justin@bluelioncap.com
214-855-2430





For additional information or assistance voting your shares please contact Blue Lion Capital's proxy solicitor



200 Broadacres Drive, 3rd Floor
Bloomfield, NJ 07003

Shareholders Call Toll Free:
1- 833-786-5516

Email:
BLC@allianceadvisorsllc.com



Appendix A

Direct Response to HMST's Misleading Claims



HomeStreet Mis-characterizes Blue Lion's Nomination Notice

HOMESTREET'S CLAIM

Page 30
- Over 32 deficiencies were identified, including:
    - o Failure to disclose a variety of information with respect to the participants in the proxy solicitation (as required by the SEC proxy rules cited in the bylaws), including share ownership and contracts or understandings with respect to HomeStreet securities
    - o Failure to disclose an estimate of Roaring Blue Lion's proxy solicitation costs and whether Roaring Blue Lion will seek reimbursement of these costs from HomeStreet's shareholders
    - o Failure to disclose the beneficial ownership of HomeStreet's shares of the Roaring Blue Lion affiliate that provided the notice

THE FACTS

- Blue Lion met with HomeStreet's Board members on two separate occasions totaling more than 7 hours and answered every question that was asked.
- HomeStreet's by-laws contained over six pages of hurdles to the nomination of a director candidate by a shareholder in addition to requiring the completion of a 290 part director questionnaire.
- Prior to filing its Notice, Blue Lion had already filed five different 13Ds containing detailed information about Blue Lion, its share ownership and its various ownership entities.
- Blue Lion timely filed a 133 page document that included all relevant information about Blue Lion, its nominees, etc.
- Let's review the "so-called" 32 deficiencies:
    - 13 were boxes left blank that required "none" or "inapplicable" by a nominee
    - 15 were unanswered questions about the solicitation where there was "no information" to provide under rule 14a-5
- Every one of the "deficiencies" could have been resolved in a five minute phone call



HomeStreet's Board – A Gross Overstatement of Qualifications

The Right Experience and Expertise

HomeStreet's Board of Directors has the experience, perspectives, and independence needed to protect and promote the interests of all shareholders

Director	CEO/ Senior Officer Experience	Financial Literacy/ Accounting	Industry Experience	Public Company Board Service & Governance	Risk Management & Compliance	Technology & Information Security Experience	Government, Public Policy and Regulatory Affairs
Scott M. Boggs*	✓ ?	✓ ?		✓	✓ ?	✓	
Douglas I. Smith*	✓	✓ ?	✓ ?	✓ ?	✓ ?	✓	
Mark R. Patterson*	✓	✓	✓ ?	✓	✓		
Mark. K. Mason	✓	✓	✓	✓	✓		✓
David A. Ederer	✓	✓		✓	✓ ?		
Victor H. Indiek	✓	✓	✓	✓	✓	✓	✓
Thomas E. King	✓	✓ ?	✓	✓	✓	✓ ?	✓
George "Judd" Kirk	✓	✓			✓		
Donald R. Voss	✓	✓	✓	✓	✓	✓ ?	✓

Extracted From HMST's Investor Presentation

This table from HMST's Investor Presentation lacks all credibility:

- Are we to believe that virtually overnight all the members of the Board are accounting experts despite HMST stating that no one on their audit committee understood hedge accounting?
- Every member is an expert in Risk Management and Compliance yet the company was fined by the SEC for accounting and securities laws violations?
- Scott Boggs was a Controller, not a Senior Officer or CEO
- Doug Smith's only public board experience is at HomeStreet



HomeStreet Has Clearly <u>NOT</u> Solved its Whistleblower Issues

Best-in-Class Whistleblower Protection Policies

We have consistently reviewed and updated our whistleblower protection policies to ensure they are up to date with market best practices and have significant protections in place and practices that foster a safe, productive culture

Leadership Commitment	The Board and management set the tone at the top to encourage an atmosphere built upon honesty, integrity and excellence that promotes an environment in which employees can feel safe in voicing their opinion
"Speak Up" Culture	Employees are encouraged to speak their mind. In 2017, we redesigned our internal human resources and external investor relations websites to make EthicsPoint (which we have been using since our IPO) even more prominent. EthicsPoint is an independent, third-party provider of hotline solutions
Protected, Independent Reporting System	All employees and external stakeholders have direct access to the Audit Committee via EthicsPoint. In every Audit Committee meeting, our general counsel provides a report on all the calls that we received on the hotline and any other whistleblower matters
Training	We emphasize to all our managers in the firm how important it is to protect whistleblower rights through training and internal policies, which we have updated since the settlement
Ongoing Assessment	Program was reviewed by our independent auditor Deloitte & Touche and outside counsel and is reviewed annually. In our 2015, 2016 and 2017 Form 10-Ks, both management and our outside auditors concluded our internal controls were effective

Extracted From HMST's Investor Presentation

- HomeStreet's legal counsel was implicated in the SEC investigation for impeding the investigation, "chasing-down" the whistleblower and illegally including language in severance agreements that violated the whistleblower statutes.
- HomeStreet's General Counsel is also the Chief Ethics Officer and Chief Compliance Officer, and retains his position.
- HomeStreet would now lead you to believe that all its whistleblower problems have been addressed because it appointed the <u>SAME</u> General Counsel to be in charge of handling the whistleblower complaints and reporting them to the Board!



Analyst Recommendations Speak Louder Than Words

After HMST completed its IPO, there was great enthusiasm for the stock by research analysts.

However, beginning in 2015, analyst recommendations began to change.

As of 2018, after six consecutive earnings misses, not a single analyst recommends buying HMST. This is despite HMST having the lowest Price / TBV multiple in the industry.

Analyst Perceptions of HomeStreet's Strategy

Apr. 25, 2018 — SANDLER O'NEILL + PARTNERS

"In recent quarters, [Rating "Hold"] responded to weakening mortgage ... costs and it announced another round of cost cutting with this quarter's earnings announcement. There are aspects of HomeStreet's ... mortgage that continue to do quite ... company has weathered many mortgage cycles in the past and it remains extremely well capitalized and well prepared to adjust as needed and move on."*

Apr. 24, 2018 — KEEFE, BRUYETTE & WOODS

"Earnings in the mortgage segment have been pressured given housing inve... and the bank has taken actions to reduce its expense ... hout sacrificing its risk infrastructure or generation capabilities. The focus remains on genera... [Rating "Hold"] higher vol... of earnings from the consumer and co... king segment while returning the mortgage banking segment to profitability, and we expect shares to be driven by the bank's ability to achieve sustainable improvements in efficiency and overall profitability."*

Nov. 23, 2015 — SANDLER O'NEILL - PARTNERS

"From our perspective, HomeStreet is making good progress in executing its mortgage and commercial/consumer banking growth strategies*...By building out its ... [Rating "Hold"] ...nking business, HomeStreet seeks t... her share trading multiple typical of many community banks. We think that while costly, ... a build up ... uld ultimately be transformative as well ... and help mitigate the earnings volatility tied to its mortgage business."

Apr. 29, 2015 — KEEFE, BRUYETTE & WOODS

"The California region accounted for 24% of the retail channel's closed loans volume in 4Q14 (prior to the March 2015 close of the SMPL transaction), highlighting the successful execution of HMST's expansion strategy, in our view...HomeStreet's expansion strategy has enabled the bank to further develop its commercial and consumer banking platform, diversifying the earnings stream of the legacy mortgage bank."*

HOMESTREET'S ANALYST RECOMMENDATIONS

Analyst Coverage	Q1'12	Q1'13	Q1'14	Q1'15	Q1'16	Q1'17	Q1'18	Q2'18
Sandler					Hold	Hold	Hold	Hold
KBW					Buy	Buy	Hold	Hold
FIG	Buy	Buy	Buy	Buy	Buy	Buy	Hold	Hold
B. Riley/FBR	Buy	Buy	Buy	Buy	Buy	Hold	Hold	Hold
D.A. Davidson					Buy	Hold	Hold	Hold

Source: Bloomberg



HMST Claims Several Of Our Critiques Are Misleading

Setting The Record Straight

Page 4 – HomeStreet's strategic plan is working

- One of the worst performing public banks in the U.S. over past 5+ years

- Missed earnings estimates six quarters in a row

Page 4 – Board has exercised sound corporate governance

- SEC Investigation into accounting violations

- Impeded SEC investigation and fined $500,000. No one held accountable

- Undisclosed* loans to insiders and related parties. Numerous other governance failures

Page 4 – Blue Lion's recommended actions would increase risk

- Selling the MSR simplifies the business = reduced risk and easier to understand

- Cutting wasteful expenses in commercial bank = improved performance

- Reducing the mortgage origination footprint would allow HMST to close all the unprofitable lending centers, make the business easier to manage and reduce risk.

Page 4 – HomeStreet always open to constructive dialogue with shareholders

- Only heard NO from Board regarding: 1) becoming a director, 2) strategy recommendations at meeting with board, 3) notice of intent to nominate, 4) request for shareholder list

Page 4 – Board is strong with highly-qualified directors

- Board is entrenched

- Members lack requisite skills / HMST admitted that its audit committee didn't understand hedge accounting.

- Various interconnected relationships back to CEO



* Item 407(a)(3) of Regulation S-K calls for a description of the specific categories or types of transactions, relationships or arrangements that were considered for each independent director in assessing their independence, even if not disclosable under Item 404(a) of Regulation S-K. See "Important Information" page for more detail.

HMST Claims Several Of Our Critiques Are Misleading

Setting The Record Straight

Page 9 – Expand Commercial Bank faster than Mortgage Bank

- HomeStreet grew its mortgage headcount from 686 at 12/31/12 to a peak of 1,558 at 1Q 2017 or 127% over that seventeen quarter period.

Page 9 – Disciplined Expense Management

- HomeStreet claims to have efficiency targets in both segments. The bank has NEVER had a full year efficiency ratio of < 60% in the Commercial Bank or < 85% in the Mortgage Segment. In the most recent quarter, the Commercial bank efficiency ratio was 73% and the Mortgage segment's was 101%.

Page 9 – Efficient Use of Capital

- HomeStreet's long-term ROTE of > 15% has never been achieved with the exception of 2012 and the benefit of a DTA reversal. HomeStreet has spent > $350m over the past five years on M&A, branch openings and lending center openings with little to show for it.

Page 9 – Improve Efficiency of Commercial Bank

- HomeStreet's efficiency ratio is 1200 – 2000 basis points higher than peers despite all the growth in its commercial bank – evidence that the strategy failed.

Page 10 – Total Shareholder Return

- Since its IPO on 2/12/2012, the TSR for HomeStreet is 145%. The IPO was priced at 55% of tangible book value if the DTA is included. From the date of the IPO through 12/31/2012, the TSR is 113%. Since 1/1/2013, HomeStreet's TSR is 16%. Since its IPO, 88% of HMST's TSR occurred prior to 2013!

Page 10 – 1 Year TSR

- HomeStreet uses a convenient date to artificially baseline the return. Appropriate date to be used for measurement is 11/20/17. Actual 1 – Year TSR is -4%

Page 10 – Total Shareholder return



- HomeStreet conveniently omits any peer comparisons. HomeStreet significantly underperforms its peers for 1-Year, 3-Year and 5-Year TSRs.

HMST Claims Several Of Our Critiques Are Misleading

Setting The Record Straight

Page 11 – Segment Core Earnings Contribution

- Entire slide includes one-time benefits like DTA reversal in 2012, Tax Act DTL write-down in 2017 and serial under-provisioning for loan losses but excludes expenses associated with M&A and expansion efforts

Page 12 – Significant Progress in HMST's Transformation

- Excluding performance in 2012 which benefitted from IPO priced at 55% of TBV and DTA reversal, HomeStreet has made very little progress. Since 2012, HMST has the lowest TSR and lowest P/TBV multiple of any public bank with assets > $ 2 billion and it has missed earnings guidance 6 quarters in a row.

Page 13 – Expansion Strategy

- HomeStreet's expansion strategy has been a complete failure from an efficiency perspective. On 9/29/14, HMST announced the acquisition of Simplicity Bancorp. Mark Mason claimed that the acquisition would enable HMST to have an efficiency ratio < 60% by year end 2015. HMST's lowest efficiency ratio since the deal was in 2017 and it was 71%

Page 14 – Building a Powerful Commercial & Consumer Bank

- HomeStreet's Commercial Bank Revenues and Earnings are distorted by gains on sales from commercial real estate loans and low loan loss provisioning.

Page 16 – HomeStreet has Reduced Reliance on Mortgage Banking

- HomeStreet has the HIGHEST % of Mortgage Revenue / Total Revenue of ANY bank in the country.

Page 17 – Analyst Perceptions of HomeStreet's Strategy

- Not a single analyst that covers HomeStreet has a buy rating on the stock.



HMST Claims Several Of Our Critiques Are Misleading

Setting The Record Straight

Page 20 – The Right Experience and Expertise

- Lacks credibility on its face. After the accounting scandal, HMST admitted audit committee members didn't understand hedge accounting. Now EVERYONE on Board has Financially Literacy in Accounting?

Page 21 – The Right Board for Shareholders

- HomeStreet claims diversity is a priority but it rejected our diverse candidate, rejected a meeting in 2016 with a group seeking to promote diverse candidates and nominated 3 men to its Board in 2018.

Page 24 – Responding to 2017 Annual Meeting

- HMST actually claims it "self-identified" its accounting errors! A whistleblower contacted the SEC about HMST's accounting violations and HMST impeded the investigation and "chased-down" the whistleblower.

Page 24 – The Settlement Agreement Did Not Admit or Deny Fault

- HMST was fined $500,000 for violating accounting rules, violating three separate provisions of the Securities and Exchange Act and for impeding the investigation by "chasing-down" the whistleblower.

Page 26 – Best-In-Class Whistleblower Protection Policies

- HMST's General Counsel is the Chief Ethics Officer, Chief Compliance Officer and is the recipient of all whistleblower complaints. He, or someone reporting to him, was implicated in the SEC investigation for impeding the investigation, "chasing down" the whistleblower and violating whistleblower statutes by including inappropriate language in severance agreements.

Page 27 – Compensation Practices

- CEO gets paid 14% more in 2017 when pre-tax earnings decline 27% from 2016
- HMST's employees are paid 19-41% more than peers
- ROE and ROA metrics are adjusted for compensation

Page 29 – Blue Lion's Engagement History



- Blue Lion has been an investor in HomeStreet since its IPO in February 2012 and had regular dialogue with the Company for more than six years.

HMST Claims Several Of Our Critiques Are Misleading

Setting The Record Straight

Page 31 – HomeStreet Has Repeatedly Tried to Work Constructively With Blue Lion

- HMST rejected more than 5 years of Blue Lion counsel regarding its operations, refused Blue Lion a seat on their BoD, cancelled a pre-arranged meeting at the FIG Conference in January 2018, invalidated Blue Lion's notice of intent to nominate two excellent Board candidates and refused to comply with Blue Lion's books and record request.

Page 32 – Roaring Blue Lion's Selective Choice of Performance Period Doesn't Tell the Whole Story

- What is selective about a 5-Year TSR? HMST's 6+ year TSR is truly SELECTIVE.

- Since its IPO, 88% of HMST's TSR occurred prior to 2013. No wonder HMST wants to include this period.

- HMST's decision to use a TSR from the date of the IPO is misleading and obfuscates its poor performance.

- HMST claims our 5-Year period begins near "the end of a peak in the mortgage cycle." Yet, HMST grew its mortgage headcount 127% after that peak! Therefore, its poor performance is a direct result of its OWN poor decision making and strategy. There is NO cyclical bias in Blue Lion's analysis.

Page 32 – HomeStreet's Strategy Is The Right Way to Improve Operations and Address Our Lower Trading Multiple - Not the Financial Engineering Moves of Roaring Blue Lion

- HMST has the HIGHEST concentration of mortgage as a % of total revenues of any bank in the country. So, HMST's strategy of achieving balance clearly isn't working. The mortgage segment has lost money 4 out the last 5 quarters.

- HMST's single family MSR is valued at $294m. Yet it fails to disclose what this asset earns (excluding hedging gains/losses).

Page 32 – HomeStreet's Strategy Is The Right Way to Improve Operations and Address Our Lower Trading Multiple - Not the Financial Engineering Moves of Roaring Blue Lion

- HomeStreet's valuation disparity has widened since 2013 when it aggressively grew its mortgage business despite claims it was trying to reduce its reliance on mortgage.

- HomeStreet's valuation disparity is a result of its poor performance, lack of credibility potentially tied to consistently missing its own guidance and its disastrous secondary offering in December 2016.

- The blame for HomeStreet's valuation disparity cannot be shifted away from management or the Board.



HMST Claims Several Of Our Critiques Are Misleading

Setting The Record Straight

Page 32 – HomeStreet's Strategy Is The Right Way to Improve Operations and Address Our Lower Trading Multiple - Not the Financial Engineering Moves of Roaring Blue Lion

- HomeStreet's Commercial Bank wasn't 61% of net income – it was more than 100% of net income because the mortgage segment lost money in 2017.

Page 33 - Our geographic diversity is an asset, not a liability

- HomeStreet's expansion outside of its core markets of WA and OR have destroyed shareholder capital. HMST has spent over $350m over the past five years on M&A, de novo branch openings and lending center openings with virtually nothing to show for it.

- HMST's operations stretch across more than seven states and more than 10 cities. HMST's unmanageable footprint is one of the reasons for its stubbornly high efficiency ratio in both segments.

Page 33 - HomeStreet is on the right path to deliver long-term shareholder value

- Mark Mason and his revolving door management team have been at HMST since 2009! So we are in the 10th year of the turnaround.

- The poor operational returns and poor shareholder returns over 5+ years is clear evidence that CHANGE is necessary and required.

Page 33 - HomeStreet's compensation program is aligned with long-term performance and in-line with industry standards

- HMST's compensation programs are completely flawed because of their design.

- As Chair of the HRCG committee, Doug Smith's compensation policies have failed shareholders.

- HMST employees are paid 19-41% more than peers despite significant underperformance.



HMST Claims Several Of Our Critiques Are Misleading

Setting The Record Straight

Page 34 - The SEC settlement issue has been addressed and Roaring Blue Lion's characterization of its implications ignores the facts

- HMST violated three Securities and Exchange Act laws

- HMST violated accounting rules for three years and no one on the audit committee understood why

- HMST impeded the SEC's investigation into the matter

- HMST was fined $500,000 and given a cease and desist order by the SEC

- HMST held NO ONE accountable

- HMST's staggered Board prevented shareholders from holding the full audit committee accountable in 2017.



Appendix B

Additional Information About HMST's Undisclosed* Loan to Gordon Smith's Company



* Item 407(a)(3) of Regulation S-K calls for a description of the specific categories or types of transactions, relationships or arrangements that were considered for each independent director in assessing their independence, even if not disclosable under Item 404(a) of Regulation S-K. See "Important Information" page for more detail.

HMST's Undisclosed* Loan To Gordon Smith's Company

The Board Should Disclose To Shareholders Important Details Regarding Several Insider Relationships

- Director Nominee Douglas Smith's father and Chairman and CEO Mark Mason have a long history together, principally at a company founded in Virginia named TEFCO LLC
- TEFCO runs its operations principally out of Nevada and is incorporated in CA by Mark Mason

Smith and/or his Father are still tied to TEFCO

HMST has a lien on TEFCO from 10/13 to 10/18

State of California Secretary of State — Limited Liability Company Application For Registration (FILED FEB 0 8 2008, File No. 200804810043)

(TEFCO LLC, Mark Mason, Manager, McLean VA 22102, San Marino CA 91108)

UCC Filings

1: VIRGINIA UCC Record

Debtor Information
- Name: TEFCO LLC
- Standardized Address: 20 INDUSTRIAL PKWY, MOUND HOUSE, NV 89706
- Original Address: 20 INDUSTRIAL PARKWAY, MOUND HOUSE, NV 89706-7750

Secured Party Information
- Name: HOMESTREET BANK A WASHINGTON CHARTERED SAVINGS BANK
- Standardized Address: PO BOX 2345, SEATTLE, WA 98111
- Original Address: PO BOX 2345, SEATTLE, WA 98111-2345

Filing Information
- Original Filing Number: 13102838803
- Original Filing Date: 10/28/2013
- Filing Agency: SECRETARY OF THE COMMONWEALTH UCC DIVISION
- Filing Agency Address: OLD FINANCE BLDG CAPITOL SQUARE, RICHMOND, VA 23219
- Filing Type: INITIAL FILING
- Filing Number: 13102838803
- Filing Date: 10/28/2013
- Filing Expiration Date: 10/28/2018
- Vendor Entry Date: 11/07/2013
- Vendor Update Date: 2013

TEFCO LLC

General

- SCC ID: S2436626
- Entity Type: Limited Liability Company
- Jurisdiction of Formation: VA
- Date of Formation/Registration: 12/12/2007
- Status: Canceled

Principal Office

- C/O MILLER & SMITH
- 8401 GREENSBORO DR STE 300
- MCLEAN VA22102

Registered Agent/Registered Office

- NATIONAL REGISTERED AGENTS, INC.
- 4701 COX ROAD, SUITE 285
- GLEN ALLEN VA 23060
- HENRICO COUNTY   143
- Status: Active
- Effective Date: 7/18/2014



* Item 407(a)(3) of Regulation S-K calls for a description of the specific categories or types of transactions, relationships or arrangements that were considered for each independent director in assessing their independence, even if not disclosable under Item 404(a) of Regulation S-K. See "Important Information" page for more detail.

HomeStreet's Undisclosed* Loan To Gordon Smith's Company

The Board Should Disclose To Shareholders Important Details Regarding Several Insider Relationships

- Gaps in HomeStreet's proxy statement conveniently*
  - **_Fail_** to disclose Mr. Mason's role at Elite Energy in 2009
  - **_Fail_** to connect Mr. Mason and Mr. Evans with the company
  - **_Fail_** to show that Douglas Smith's father is a major investor with TEFCO
  - **_Fail_** to disclose that HomeStreet has a financial relationship with TEFCO

Mark K. Mason, Director, Chairman, Chief Executive Officer and President of HomeStreet, Inc. Mr. Mason has been the Company's Chief Executive Officer and HomeStreet Bank's Chairman and Chief Executive Officer since January 2010 and the Chairman of the Company since March 2015. From January 2010 until March 2015, Mr. Mason was the Vice Chairman of the Company's Board. From 1998 to 2002, Mr. Mason was president, chief executive officer and chief lending officer for Bank Plus Corporation and its wholly owned banking subsidiary, Fidelity Federal Bank, where Mr. Mason also served as the chief financial officer from 1994 to 1995 and as chairman of the board of directors from 1998 to 2002. From February 2008 to October 2008, Mr. Mason also served as president of a startup energy company, TEFCO, LLC, and he served on the boards of

Godfrey B. Evans, Executive Vice President, General Counsel, Chief Administrative Officer and Corporate Secretary of HomeStreet, Inc. and HomeStreet Bank. Mr. Evans joined HomeStreet in November 2009 as Executive Vice President, General Counsel and Corporate Secretary. In March 2010, Mr. Evans was named Chief Administrative Officer. Mr. Evans is responsible for the delivery and management of all legal services to HomeStreet Bank and the Company, administrative management oversight of (1) the Corporate Real Estate and Facilities Group, (2) Risk and Regulatory Affairs Department and (3) the Community Relations Group. Mr. Evans has over 20 years of experience as a general counsel of a public company. Prior to joining the executive team at HomeStreet, Mr. Evans was the managing director of the bankruptcy and restructuring practice group at Marshall & Stevens beginning in 2008. Mr. Evans served as interim general counsel and chief restructuring officer for Chapeau, Inc., a cogeneration manufacturing company, from 2008 to 2009. From 2002 to 2008, Mr. Evans served as a practicing attorney and as a project professional for Resources Global Professionals, and from 1987 to 2002.

Item 3.02 Unregistered Sales of Equity Securities.

On August 22, 2008, Chapeau, Inc., a Utah corporation doing business as BluePoint Energy ("Chapeau") entered into an agreement with the Gordon V. and Helen C. Smith Foundation ("Purchaser") for the sale of 2,565,880 shares of Chapeau common stock, par value $0.001 per share (the "Common Stock"), at a purchase price of $0.3605 per share (the "Initial Purchase"), which price per

Chapeau d/b/a Bluepoint Energy raises capital from Gordon Smith

Mark Mason incorporated Bluepoint Energy, LLC

Godfrey Evans and Gordon Smith as Officers of Chapeau

---

* Item 407(a)(3) of Regulation S-K calls for a description of the specific categories or types of transactions, relationships or arrangements that were considered for each independent director in assessing their independence, even if not disclosable under Item 404(a) of Regulation S-K. See "Important Information" page for more detail.



Appendix C

Additional Information About HMST's Undisclosed* Loans to Entities Controlled by David and/or Daniel Ederer



* Item 407(a)(3) of Regulation S-K calls for a description of the specific categories or types of transactions, relationships or arrangements that were considered for each independent director in assessing their independence, even if not disclosable under Item 404(a) of Regulation S-K. See "Important Information" page for more detail.

Long-Standing Director With Father-Son Related Party Relationships



Father ◄----------┊----------► Son



DAVID A. EDERER

HomeStreet Director, Chairman Emeritus

> Joined HomeStreet's Bank Board in 2004. Became Director of HomeStreet, Inc. in 2005

> Chairman of the Board 2009 - 2015

> Has been a member of every Board committee

> Current Chairman of Ederer Investment Company

> Former CPA and audit manager for Price Waterhouse

> Served on board of Cascade Natural Gas with HomeStreet Director Scott Boggs

DANIEL D. EDERER

HomeStreet Loan Beneficiary

> President of Ederer Investment Company

> Member of GEM Real Estate Partners, a real estate investment company



Ederer Investment Company – Undisclosed* Related Party Loans

The Board Should Disclose To Shareholders Important Details Regarding Several Insider Relationships

UNDISCLOSED* RELATED PARTY LOANS BETWEEN HOMESTREET AND ENTITIES CONTROLLED BY CHAIRMAN EMERITUS DAVID EDERER AND HIS SON, DANIEL EDERER, ARE TROUBLING

Chairman Emeritus Ederer, serves on the committees that oversee related party transactions, accounting practices and risk management.



> David Ederer and his son, Daniel Ederer, manage an investment firm named Ederer Investment Company.

> **HomeStreet has never disclosed* the longstanding relationship** between entities controlled by its Chairman Emeritus and his son.

> Public records show that **HomeStreet is now a creditor of many of Ederer's entities.**

> HomeStreet has also not disclosed* whether any of the parties continue to have an equity interest in the borrower.

Sources: Washington Secretary of State, Lexis Nexis, Google

 * Item 407(a)(3) of Regulation S-K calls for a description of the specific categories or types of transactions, relationships or arrangements that were considered for each independent director in assessing their independence, even if not disclosable under Item 404(a) of Regulation S-K. See "Important Information" page for more detail.

HomeStreet – Timeline Of Corporate Governance Failures

Chairman Emeritus Ederer has overseen multiple performance, accounting and corporate governance failures

David Ederer
[Associated with HomeStreet since 2004]

	Board Member				
	Chairman			Chairman Emeritus	

- Audit Committee
- Audit Committee
- Enterprise Risk Management Committee
- Executive Committee
- HRCG Committee

2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018

Aggressive Loan Growth

Bank Almost Fails

FDIC/OTS Cease & Desist

Tax Gross Ups

Undisclosed* Related Party Transactions

Corporate Governance Failures

Material Accounting Weaknesses

SEC Investigation & Fine

IMPORTANT TAKEAWAYS

HMST has made multiple loans to entities controlled by Ederer and his son totaling millions of dollars

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* Item 407(a)(3) of Regulation S-K calls for a description of the specific categories or types of transactions, relationships or arrangements that were considered for each independent director in assessing their independence, even if not disclosable under Item 404(a) of Regulation S-K. See "Important Information" page for more detail.

HMST's Undisclosed* Loan To David and Daniel Ederer's Company

$2,625,000 loan from HomeStreet to Ederer's International Way, LLC – Shareholders Deserve To Know More

State of Washington

Secretary of State
CORPORATIONS DIVISION
[illegible]

Application for Limited Liability Company

Office Information
Application ID: [illegible]
Tracking ID: [illegible]
Validation ID: [illegible]
Date Submitted for Filing: 8/23/2002

Contact Information
Contact Name: Catherine Young
Contact Address: 1601 Fourth Avenue Suite 4200
Seattle
WA
98154
Contact Email: [illegible]
Contact Phone: 206-292-1144

Certificate of Formation
Preferred Name: 5209 SE INTERNATIONAL WAY, LLC
Physical Address: 601 Union Street #3010
Seattle
WA
98101

Purpose: Any Lawful Purpose
Duration: Perpetual

Formation Date: Effective Upon Filing by the Secretary of State
Expiration Date: [illegible]
Limited Liability Company Management: Manager
Members Signature: Attached

Registered Agent Information
Agent is Individual
Agent Name: John Ederer
Agent Street Address: 1601 Fourth Avenue Suite 4200
Seattle
WA
98154

Agent Mailing Address: Same as Street Address

Agent Email Address:
Submitter/Agent Relationship: Submitter has signed consent of specified agent

Members Information
Members Signatures On File

Member #1
Member Name: Ederer Investment Company
Member Address: 601 Union Street
#3010
Seattle
WA
98101

Source: Lexis Nexis



NO.	ADDRESS	STATUS	PURCHASE PRICE	SALE PRICE	STATE	ACTIONS
1	5209 SE International Way, Portland, OR 97222-4803, Clackamas County, Source: B	Current	$3,100,000.00		OR	Get Property History Report / Get Location Report / Source

Owner 1 Information
- INTERNATIONAL WAY LLC
- 601 Union St
  Seattle, WA 98101-2341
  King County

Seller 1 Information
- FRAD MILLING SUPPLY LLC

Legal Information
- Parcel Number: 12E31CD00430
- Assessment Year: 2014
- Recording Date: 11/27/2007
- Document Type: ASSESSOR
- Assessed Value: $3,442,307.00
- Market Land Value: $1,418,764.00
- Total Market Value: $5,919,854.00
- Type of Address: INDUSTRIAL (GENERAL)

Owner 2 Information
- INTERNATIONAL WAY LLC
- 601 Union St Ste 3010
  Seattle, WA 98101-3910
  King County

Borrower 1 Information
- INTERNATIONAL WAY LLC
- 601 Union St
  Seattle, WA 98101-2341
  King County

Mortgage 1 Information
- Recording Date: 11/27/2007
- Loan Amount: $2,625,000.00
- Lender Name: HOMESTREET BANK
- Loan Type: UNKNOWN

Mortgage 2 Information
- Recording Date: 11/27/2007
- Contract Date: 11/27/2007
- Loan Amount: $2,625,000.00
- Lender Name: HOMESTREET BANK
- Loan Type: UNKNOWN
- Description: WARRANTY DEED

Source: UCC Filings

UCC Filings

1: WASHINGTON UCC Record
Debtor Information
Name: INTERNATIONAL WAY, LLC
Standardized Address: 601 UNION ST STE 3010
SEATTLE, WA 98101

Original Address: 601 UNION STREET, #3010
SEATTLE, WA 98101-3910

Corporation Number: 602-756-503
Corporation Type: LTD LIABILITY COMPANY

Secured Party Information

Secured 1
Name: HOMESTREET BANK

Secured 2
Name: HOMESTREET BANK
Standardized Address: 2000 TWO UNION SQUARE 601 UNION ST
SEATTLE, WA 98101

Original Address: 2000 TWO UNION SQUARE, 601 UNION STREET
SEATTLE, WA 98101

Filing Information
Original Filing Type: INITIAL FILING
Original Filing Number: 200733247684
Original Filing Date: 11/27/2007
Original Filing Time: 2 22 PM
Filing Agency: SECRETARY OF STATE/UCC DIVISION
Filing Agency Address: 405 BLACK LAKE BLVD SW
OLYMPIA, WA 98502

Filing Type: INITIAL FILING
Filing Number: 200733247684
Filing Date: 11/27/2007
Filing Time: 14 22
Filing Expiration Date: 11/27/2012

Filing Type: CONTINUATION
Filing Number: 201219380307
Filing Date: 07/11/2012
Filing Time: 12 03
Filing Expiration Date: 11/27/2017

Filing Type: TERMINATION
Filing Number: 201706720814
Filing Date: 03/08/2017
Filing Time: 13 29

Source: wayback machine for http://www.edererinvestment.com



5209 SE International Way Portland, OR 97222

Source: Google maps

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* Item 407(a)(3) of Regulation S-K calls for a description of the specific categories or types of transactions, relationships or arrangements that were considered for each independent director in assessing their independence, even if not disclosable under Item 404(a) of Regulation S-K. See "Important Information" page for more detail.

HMST's Undisclosed* Loan To David and Daniel Ederer's Company

$3,525,000 loan from HomeStreet to Ederer's Owen Loop LLC - Shareholders Deserve To Know More

Corporations and Charities Filing System
Business Information

BUSINESS INFORMATION

Business Name

OWEN LOOP LLC

UBI Number

602 805 674

Business Type

WA LIMITED LIABILITY COMPANY

Business Status

ACTIVE

Principal Office Street Address

601 UNION STREET #3010, SEATTLE, WA, 98101, UNITED STATES

Principal Office Mailing Address

Expiration Date

02/28/2019

Jurisdiction

UNITED STATES, WASHINGTON

Formation/Registration Date

02/19/2008

Period of Duration

Perpetual

Inactive Date

Nature of Business

REGISTERED AGENT INFORMATION

Registered Agent Name

DANIEL D EDERER

Street Address

601 UNION STREET #3010, SEATTLE, WA, 98101-0000, UNITED STATES

Mailing Address

601 UNION STREET #3010, SEATTLE, WA, 98101-0000, UNITED STATES

GOVERNORS

Title	Governors Type	Entity Name	First Name	Last Name
GOVERNOR	INDIVIDUAL		DANIEL	EDERER

Source: Washington Secretary of State

UCC Filing in WA

UCC Filings

1:WASHINGTON UCC Record
Debtor Information

Name: OWEN LOOP LLC
Standardized Address: 601 UNION ST STE 3010 SEATTLE, WA 98101
Original Address: 601 UNION STREET #3010 SEATTLE, WA 98101-3910

Corporation Number: 602805674
Corporation Type: LTD LIABILITY COMPANY

Secured Party Information

Name: HOMESTREET BANK
Standardized Address: 2000 TWO UNION SQUARE 601 UNION ST SEATTLE, WA 98101
Original Address: 2000 TWO UNION SQUARE 601 UNION STREET SEATTLE, WA 98101

Filing Information
Original Filing Type: INITIAL FILING
Original Filing Number: 201304381943
Original Filing Date: 02/12/2013
Original Filing Time: 4:04 PM
Filing Agency: SECRETARY OF STATE/UCC DIVISION
Filing Agency Address: 405 BLACK LAKE BLVD SW OLYMPIA, WA 98502

Filing Type: INITIAL FILING
Filing Number: 201304381943
Filing Date: 02/12/2013
Filing Time: 16:04
Filing Expiration Date: 02/12/2018

Comment: FILER REFERENCE INFO: KRISTY BERTSCH 360-956-9500, UNISEARCH, INC, 1780 BARNES BLVD SW, TUMWATER WA 98512-0410, OAK PATCH GIFTS FACILITY

Source: UCC Filings

UCC Filing in OR

Property Information
Original Property Address: 1020 OWEN LOOP S EUGENE, OR 97402
Standardized Property Address: 1020 OWEN LOOP S EUGENE, OR 97402-9197 LANE COUNTY
County: LANE
Data Source: B

Lender Information
Name: HOMESTREET BANK
Address: 98101
Type: BANK

Legal Information
Assessor's Parcel Number: 17-04-32-14-00100-000
Recording Date: 04/01/2008
Contract Date: 03/28/2008
Document Number: 2008-017983
Document Type: WARRANTY DEED
Legal Description: LOT NUMBER: 2

Sales Information
Sales Price: $3,300,000
Sales Price Description: FULL AMOUNT

Mortgage Information
Loan Amount: $3,525,000
Loan Type: UNKNOWN
Due Date: 04/01/2018
Title Company: CASCADE TITLE CO

Source: Lexis Nexis

1050 Owen Loop S Eugene, OR 97402



Source: Google maps

HomeStreet's loan to Owen Loop, LLC represents 107% of the property's sales price



* Item 407(a)(3) of Regulation S-K calls for a description of the specific categories or types of transactions, relationships or arrangements that were considered for each independent director in assessing their independence, even if not disclosable under Item 404(a) of Regulation S-K. See "Important Information" page for more detail.

HMST's Undisclosed* Loan To David and Daniel Ederer's Company

$1,063,000 loan from HomeStreet to Ederer's DAE II LLC – Shareholders Deserve To Know More

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Corporations and Charities Filing System
Business Information

BUSINESS INFORMATION

Business Name	DAE II LLC
UBI Number.	602 826 566
Business Type.	WA LIMITED LIABILITY COMPANY
Business Status.	ACTIVE
Principal Office Street Address	601 UNION STREET, SUITE 3010, SEATTLE, WA, 98101, UNITED STATES
Principal Office Mailing Address;	
Expiration Date.	04/30/2019
Jurisdiction	UNITED STATES, WASHINGTON
Formation/ Registration Date	04/25/2008
Period of Duration	Perpetual
Inactive Date.	
Nature of Business	

REGISTERED AGENT INFORMATION

Registered Agent Name:	HELSELL FETTERMAN LLP
Street Address:	1001 FOURTH AVENUE SUITE 4200, SEATTLE, WA, 98154-0000, UNITED STATES
Mailing Address:	1001 FOURTH AVENUE SUITE 4200, SEATTLE, WA, 98154-0000, UNITED STATES

GOVERNORS

Title	Governors Type	Entity Name	First Name	Last Name
GOVERNOR	INDIVIDUAL		DANIEL	EDERER

Source: Washington Secretary of State

UCC Filings

1: WASHINGTON UCC Record

Debtor Information
- Name: DAE II LLC
- Standardized Address: 601 UNION ST STE 3010 SEATTLE, WA 98101
- Original Address: 601 UNION STREET SUITE 3010 SEATTLE, WA 98101-2013

Secured Party Information

Secured 1
Secured 2
- Name: DAE II LLC
- Name: HOMESTREET BANK
- Standardized Address: 601 UNION ST SEATTLE, WA 98101
- Original Address: C/O HOMESTREET BANK COMMERCIAL REAL ESTATE 601 UNION STRE SEATTLE, WA 98101-2341

Filing Information
- Original Filing Type: INITIAL FILING
- Original Filing Number: 2013291164125
- Original Filing Date: 10/18/2013
- Original Filing Time: 1:26 PM
- Filing Agency: SECRETARY OF STATE/UCC DIVISION
- Filing Agency Address: 405 BLACK LAKE BLVD SW OLYMPIA, WA 98502

- Filing Type: INITIAL FILING
- Filing Number: 2013291164125
- Filing Date: 10/18/2013
- Filing Time: 16:26
- Filing Expiration Date: 10/18/2018

- Filing Type: TERMINATION
- Filing Number: 201601304645
- Filing Date: 01/13/2016
- Filing Time: 14:14
- Filing Expiration Date: 10/18/2018

- Comment: FILER REFERENCE INFO: ROBIN/PARSONS 4253879090, HOMESTREET CAPITAL TWO UNION SQUARE 601 UNION ST SEATTLE WA 98101 676 S INDUSTRIAL WAY

Source: UCC Filings

Borrower Information
- Original Name: DAE II LLC (COMPANY/CORPORATION)
- Standardized Name: DAE II LLC

Property Information
- Original Property Address: 676 S INDUSTRIAL WAY SEATTLE, WA 98108
- Standardized Property Address: 676 S INDUSTRIAL WAY SEATTLE, WA 98108-3236 KING COUNTY
- County: KING
- Data Source: B

Lender Information
- Name: HOMESTREET BANK
- Address: 98101
- Type: BANK

Legal Information
- Assessor's Parcel Number: 737660-0035
- Recording Date: 10/18/2013
- Contract Date: 10/17/2013
- Document Number: 20131018000366
- Legal Description: LOT NUMBER: 2&1; SUBDIVISION: ROBINSONS ADDITION; BLOCK: B; CITY/MUNI/TWNSP: SEATTLE

Mortgage Information
- Mortgage Type: NON-PURCHASE MONEY
- Loan Amount: $1,063,000
- Loan Type: UNKNOWN
- Due Date: 11/01/2023
- Title Company: 1ST AM

Source: Lexis Nexis

676 S Industrial Way Seattle, WA 98108



Source: Google maps

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* Item 407(a)(3) of Regulation S-K calls for a description of the specific categories or types of transactions, relationships or arrangements that were considered for each independent director in assessing their independence, even if not disclosable under Item 404(a) of Regulation S-K. See "Important Information" page for more detail.

HMST's Undisclosed* Loans To Insiders

The Board Should Disclose To Shareholders Important Details Regarding Several Insider Relationships

HomeStreet has made numerous large loans to entities controlled by Directors, including:

$2,625,000 loan to International Way LLC

Undisclosed loan to Owen Way LLC in WA

$3,525,000 loan to Owen Way LLC in OR

$1,063,000 loan to DAE II LLC

Undisclosed loan to TEFCO LLC

The terms of these loans should be disclosed* to investors

Source: Washington Secretary of State, S&P Global Market Intelligence, FDIC and Federal Reserve



Legend: ■ # of Insiders with Large Extended Loans — Total Extension of Credit to Insiders ($000s)

UCC Filing Date			
International Way, LLC	11/27/07: Initial lien	7/11/12: continuation	3/8/17: termination
DAE II LLC		10/18/13: Initial lien	1/13/16: termination
Owen Loop LLC	4/1/08: initial lien in OR	11/21/12: continuation in OR / 2/12/13: initial lien in WA	10/19/17: continuation in OR
TEFCO LLC		10/28/13: initial lien	

* Item 407(a)(3) of Regulation S-K calls for a description of the specific categories or types of transactions, relationships or arrangements that were considered for each independent director in assessing their independence, even if not disclosable under Item 404(a) of Regulation S-K. See "Important Information" page for more detail.

IMPORTANT INFORMATION

NOTE REGARDING DISCLOSURE OBLIGATIONS

*The business relationships between Mr. Mason and the father of Mr. Smith, Mr. Ederer and his son, and the related loans are items that may impact Mr. Smith's and Mr. Ederer's independence, but HomeStreet has not described them in any detail in its proxy statement, as we believe is required by Item 407(a)(3) of Regulation S-K. This Item requires that HomeStreet describe, by specific category or type, any transactions, relationships or arrangements related to a specific independent director not disclosed pursuant to Item 404(a) that were considered by the board of directors in assessing a director's independence. And just in case an issuer might overlook the importance of this disclosure, the instruction to this Item says that the description of the specific categories or types of transactions, relationships or arrangements must be provided in such detail as is necessary to fully describe the nature of the transactions, relationships or arrangements. In other words, the SEC meant it when it said that "a primary purpose of the federal proxy rules is to provide shareholders with full disclosure of all information for the exercise of their voting rights under state law and the corporation's charter." Exchange Act Release No. 56160, July 27, 2007.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

On April 25, 2018, Blue Lion Opportunity Master Fund, L.P. and the other participants identified below ("BLC") filed a definitive proxy statement on Schedule 14A and form of associated BLUE proxy card with the Securities and Exchange Commission ("SEC") in connection with the solicitation of proxies for the 2018 Annual Meeting of Shareholders of HomeStreet, Inc. (the "Definitive Proxy Statement"). The following persons may be deemed to be participants in the solicitation from shareholders of HomeStreet, Inc. ("HomeStreet") of proxies to vote "AGAINST" the election of Scott M. Boggs and Douglas I. Smith as directors of HomeStreet, and to vote "AGAINST" the approval on an advisory (non-binding) basis of the compensation of HomeStreet's named executive officers: Blue Lion Opportunity Master Fund, L.P., Roaring Blue Lion, LLC, Roaring Blue Lion Capital Management, L.P., BLOF II, LP, Blue Lion Capital Master Fund, L.P., Charles W. Griege, Jr., and Ronald K. Tanemura. The participants may have interests in the solicitation, including as a result of holding shares of HomeStreet's common stock, and information regarding the Participants and their interests may be found in the Definitive Proxy Statement.

Shareholders are urged to read the Definitive Proxy Statement and BLUE proxy card, and any supplements thereto, because they contain important information about BLC, the proposals being voted on at the 2018 Annual Meeting of Shareholders of HomeStreet, HomeStreet and related matters. The Definitive Proxy Statement is first being sent to the shareholders of HomeStreet on or about April 25, 2018 and is accompanied by a BLUE proxy card. Shareholders may obtain a free copy of the Definitive Proxy Statement and BLUE proxy card and other relevant documents filed with the SEC by BLC at the SEC's web site at www.sec.gov or BLC's website at https://www.helpfixhmst.com as soon as reasonably practicable after such materials are electronically filed with, or furnished to, the SEC.

